

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 30, 2011

<u>Via E-mail</u>
Edmund DiSanto
General Counsel
American Tower REIT, Inc.
116 Huntington Avenue
Boston, MA 02116

> **Re:**   **American Tower REIT, Inc.**
> **Registration Statement on Form S-4**
> **Filed June 3, 2011**
> **File No. 333-174684**

Dear Mr. DiSanto:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Q. What are some of the risks associated with the REIT conversion and the merger?, page 6</u>

1.   Please briefly describe any potential drawbacks of the conversion considered by the board of directors, and summarize any new substantive restrictions that will be imposed on your operating and financial flexibility by the REIT qualification requirements, including the limitations on retaining taxable income for future investment and restrictions on types of assets and sources of income. With respect to the drawbacks considered, please include similar disclosure in the merger background section. With respect to the restrictions on operating and financial flexibility, please include similar disclosure in the risk factor section.

<u>Qualification of American Tower REIT…, page 13</u>

2.   Please reference the Exhibit 8 tax opinion.

The current market price of Class A common stock may not be indicative…, page 23

3.   Please tell us whether you view a changing institutional investor base to be a significant risk associated with this transaction. If so, please revise your risk factor to describe how your investor base may change following the REIT conversion and how this may affect the price volatility of your common stock.

Background of the REIT Conversion and the Merger, page 37

4.   Please provide additional details regarding your choice to convert to a REIT. Specifically, we note that you are expected to exhaust your available NOLs over the course of the next several years, but it is not clear why management decided to convert to a REIT for tax purposes at this particular time.

Other Effects of the Merger, page 41

5.   Please confirm to us that your officers and directors will continue their employment with American Tower REIT under the same terms as their employment with American Tower Corporation. Also please tell us whether any of these individuals have any interest in the transaction aside from that which is in their capacity as officer or director of the company.

Business, page 47

6.   We note that your historical churn has been approximately 2% of your total rental and management revenue per year. Please define historical churn so an investor who is not familiar with your industry can understand what you mean.

7.   We note that you own or operate approximately 21,000 towers domestically and 16,000 towers internationally. Please disclose your areas of major geographic concentration, if any.

Pro Forma Financial Information

(A) Special E&P Distributions, page 61

8.   We note that you have recorded an adjustment for the midpoint of the estimated range of the special E&P distribution. Tell us how you determined that this adjustment is factually supportable. Reference is made to Rule 11 of Regulation S-X.

(D) Deferred Taxes, page 61

9.   Please enhance your disclosure to provide more detail of the deferred tax assets and liabilities reversed as a result of your REIT election. In your disclosure include a table of the asset and liabilities being reversed by type. Additionally, we note your disclosure that the actual reversal will vary depending on the assets with the TRSs at the time of

conversion. Explain to us how you determined that this adjustment was factually supportable in accordance with Rule 11 of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 68

10.   Please advise us how you measure the available capacity of your existing facilities to support additional tenants and generate additional lease revenue. In addition, please advise us whether management considers period to period average rents on existing leases a key performance measure. We may have further comment.

Non-GAAP Financial Measures, page 70

11.   Please expand your disclosure to address why the adjustments you make to EBITDA are useful to investors.

Item 22. Undertakings, page 124

12.   Please include the undertakings required by Item 512(a)(5) and Item 512(a)(6) of Regulation S-K.

Exhibits

13.   Please submit all exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file legal and tax opinions with the next amendment, please provide draft copies for us to review. In addition, we note the exhibit list includes "form of" agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement.

14.   Please include a form of proxy card with your next amendment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robert Telewicz (202) 551-3438 or Kevin Woody at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk at (202) 551-3657 or me at (202) 551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: Gilbert G. Menna
Suzanne D. Lecaroz
Goodwin Procter LLP
Via E-mail